Filed by SkyWater Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: SkyWater Technology, Inc.

Commission File No.: 001-40345

Date: April 28, 2026

April 28, 2026

THE IMPORTANT SPECIAL MEETING IS JUST DAYS AWAY!

Dear Fellow Stockholder:

According to our latest records, we have not yet received your vote for the May 8th Special Meeting of SkyWater Technology, Inc. Stockholders in connection with the proposed mergers with IonQ. Your Board of Directors unanimously recommends that you vote FOR the Merger Agreement proposal and related proposal.

We urge you to cast your vote TODAY. Remember, not voting will have the same effect as voting against the Merger Proposal, so your vote is important no matter how many shares you own.

To ensure that we receive your vote in time, we encourage you to vote electronically--by telephone or via the Internet. If you received this letter by email, you may simply click on the “VOTE NOW” link provided in the email.

We appreciate your attention to this matter.

Sincerely,

Christopher Hilberg
Secretary

TIME IS SHORT, AND YOUR VOTE IS IMPORTANT!

You can vote your shares online or by phone; please just follow the easy instructions on the enclosed proxy card.

(If you received this letter by email, you may simply click on the “VOTE NOW” link provided in the email.)

If you have any questions or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

(888) 750-5835 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

*  *   *  *

Required Disclosures

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary prospectus with respect to the shares of IonQ common stock to be issued in the Transaction and a preliminary proxy statement for SkyWater’s stockholders. The Registration Statement was declared effective on March 31, 2026, and the definitive proxy statement/prospectus was mailed to stockholders of SkyWater on the same date. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus, which has been filed with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the proxy statement/prospectus regarding the Transaction. Free copies of these documents may be obtained as described above.